Exhibit 99.22

August 8, 2019

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Office of the Superintendent of Securities, Government of Newfoundland and Labrador Northwest Territories Superintendent of Securities
Nunavut Superintendent of Securities
Yukon Superintendent of Securities

Dear Sirs/Madames:

Re: Bespoke Capital Acquisition Corp.

We refer to the prospectus of Bespoke Capital Acquisition Corp. (the “Company”) dated August 8, 2019 (the “Prospectus”) relating to the offering of class A restricted voting units of the Company, filed by the Company under the securities acts of each of the provinces and territories of Canada, except Quebec.

We consent to being named in the Prospectus and to the use in the Prospectus, of our independent auditor’s report dated August 6, 2019, to the Board of Directors of Bespoke Capital Acquisition Corp. on the following financial statements:

a.	Statement of financial position as at July 9, 2019;

b.	Statements of income and comprehensive income, shareholder’s equity and cash flows for the period from July 8, 2019 (date of incorporation) to July 9, 2019; and

c.	Notes, comprising a summary of significant accounting policies and other information.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements. We have complied with Canadian generally accepted standards for an auditor’s consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the prospectus as these terms are described in the CPA Canada Handbook – Assurance.

Yours truly,

RSM Canada LLP